06014833

JUN 3 0 2006

82-34866

# SOLBEC
## PHARMACEUTICALS LTD

SUPPL

## SOLBEC PRESENTS CORAMSINE'S® COMPLETE PHASE I CLINICAL TRIAL RESULTS AT ASCO


Summary:

- Solbec's complete Phase I Coramsine® cancer clinical trial results have been presented at the 2006 Annual Meeting of the American Society of Clinical Oncology.
- A scientific abstract outlining Coramsine's® clinical progress has been published in the: *Journal of Clinical Oncology*.


**Perth, Australia. 21 June 2006:** Solbec Pharmaceuticals (ASX: SBP) is pleased to announce that the complete results of its Phase I cancer clinical trial of Coramsine® for the treatment of advanced solid tumours have been presented at the 2006 Annual Meeting of the American Society of Clinical Oncology (ASCO) in Atlanta Georgia. These results have also been published in the Journal of Clinical Oncology (*Citation*: *Journal of Clinical Oncology* 2006 ASCO Annual Meeting Proceedings Part I. Vol 24, No. 18S (June 20 Supplement), 2006: 2070). A link to the abstract has been posted on Solbec's website in the "Investor Relations" section.

The complete Phase I results detailed the 2-hour, 4-hour and 24-hour infusion groups, 27 patients in total. No myelosuppression or other serious drug-related toxicity was recorded and partial responses were documented in three of the eight patients receiving six or more cycles of Coramsine® therapy ( responses were seen in: renal cell carcinoma, non-small cell lung cancer and a cancer of unknown primary origin). Responses were noted using both 2-hour and 4-hour infusions.

ASCO is the world's leading professional organisation representing physicians who treat people with cancer. More than 23,000 oncology health care practitioners belong to ASCO, representing all oncology disciplines. As such, Solbec's presentation is an important factor in developing awareness in the world's specialist medical and scientific community of Coramsine's® clinical progress.

PROCESSED

JUL 0 3 2006

THOMSON FINANCIAL

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**Further information:**


| | |
|---|---|
| **Graeme Howie**<br>Managing Director<br>Tel: (08) 9446 7555<br>Mob: 0419 444 981 | **David Sparling**<br>General Manager<br>Tel: (08) 9446 7555<br>Mob: 0417 721 972 |

| | |
|---|---|
| Email: Graeme.howie@solbec.com.au | Email: david.sparling@solbec.com.au |

**Background Information**

**About Solbec**

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. With the assistance of a $2.26M Australian Government Commercial Ready grant the company is currently progressing its key project, Coramsine®, through Phase I/IIA clinical trials for the treatment of advanced solid tumours. The two proprietary ingredients of Coramsine® were isolated from the fruit of the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine® has potential application to animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine® for the final stages of pre-commercial development and marketing.

www.solbec.com.au